Exhibit 4.7

MEMORANDUM OF AGREEMENT

Dated: 4th January, 2006	Norwegian Shipbroker Association’s Memo- randum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956. Code-name
SALEFORM 1993 Revised 1966, 1983 and 1986/87.

Anemos Trading Co. Ltd., of Liberia with address at: c/o Tsakos Shipping and Trading

S.A., 367 Syngrou avenue, 175 02 Athens, Greece.

hereinafter called the Sellers, have agreed to sell, and

Sea Mentor S.A., of Panama with address at: c/o Tsakos Energy Navigation Ltd., 367

Syngrou avenue, 175 02 Athens, Greece.

hereinafter called the Buyers, have agreed to buy

Name: mt La Prudencia

Classification Society/Class: LRS

Built: 1993	By: Odense Steel Shipyard

Flag: Greek	Place of registration: Piraeus

Call Sign: SVSD	Gt/Nt: 158475 / 94891

Register Number: 11262 (IMO No.9002594)

hereinafter called the Vessel, on the following terms and conditions:

Definition

“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.	Purchase price : U.S.$87,600,000.00 (United States Dollars Eighty Seven Million, Six Hundred Thousand only) cash

2.	Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days from the date this Agreement is signed by both the Sellers and the Buyers. This deposit shall be placed with Bank of New York, N.Y., Swift Code: IRVTUS3N, Favour: Piraeus Bank S.A., Swift: PIRBGRAA.

and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.	Payment

The said Purchase Price shall be paid in full free of bank charges to Bank of New York, N.Y., Swift Code: IRVTUS3N, Favour: Piraeus Bank S.A., Swift: PIRBGRAA, to the credit of Anemos Trading Co. Ltd., Account No. 5104 019 584-451.

on delivery of vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with clause 5.

a)*	The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in Dos Bocas Terminal, Mexico on 26th October, 2005 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

b)*

5.	Notice, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 10.7 and 3 days notice of the estimated time of arrival at the intended place of underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over cargo free, charter Free safely afloat at a safe and accessible berth or anchorage at/in a port within Singapore /Arabian Gulf range in the Sellers’ option.

Expected time of delivery: 15th January to 15th February, 2006

Date of cancelling (see clauses 5 c), 6 b) (iii) and 14): 15th February, 2006 in Buyers’ option

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 3 banking days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 3 banking days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Drydocking/Divers Inspection - see clause 17

a)**

b)**

c)

7.	Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment as on board when vessel inspected (buyers representatives can compile inventory list onboard during familiarization) including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller’s flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): Oxygen, Acetylene, Freon and Nitrogen Cylinders, Welding Rectifiers and Tank Cleaning Washing Machines as on delivery.

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the current net marked price at the port and date of delivery of the Vessel as evidenced by Sellers/Suppliers vouchers.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.	Documentation. See clause 18.

The place of closing: Piraeus, Greece

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at Buyers expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers account, where as similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.	Condition on delivery -see clause 19

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by Class or relevant authorities at the time of delivery.

Inspection in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers inspection prior to the signing of this Agreement if the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	Notes, if any, in the surveyors reports which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings

13.	Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expense incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss , the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.	Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel, in the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 and or clause 5(c) and/or as mutually agreed in writing or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers’ representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense at the first convenient port.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ P+I Club letter of indemnity prior to their embarkation.

16.	Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’ s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

b)*

c)*

16a),16b) and 16c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

Additional clauses 17 – 23 form an integral part of this Memorandum of Agreement.

For the Sellers :-		For the Buyers :-

By:	/s/ Charalambos T. Hajimichael	By:	/s/ Paul Durham
	Charalambos T. Hajimichael Attorney-in-fact		Paul Durham Attorney-in-fact
Date:	12th January, 2006	Date:	12.1.06

Copyright. Norwegian Shipbrokers’ Association Oslo, Norway.

Printed and sold by S-Gruppen A/S. Halv_rsen & Larsen, Oslo, Norway.

Fax. 47-22-25 28 89. Phone: 47-22-25 81 90.

M.T “LA PRUDENCIA”

ADDITIONAL CLAUSES

MEMORANDUM OF AGREEMENT

DATED 4TH JANUARY 2006

CLAUSE 17

No drydocking clause, however prior to delivery of the vessel the Buyers have the option to arrange at their risk and expense an inspection of the vessel’s bottom and underwater parts below the summer loadline using video equipment by class approved divers, with Sellers/Buyers representatives attending.

In the event that the divers locate damage or defects which in the opinion of the class surveyor will impose a condition of class to be complied with prior to vessel’s next scheduled drydocking survey, or in the event that the class surveyor recommends that the vessel be drydocked for further examination, then Sellers shall arrange for the vessel to be drydocked and the vessel shall proceed to drydock in a suitable port in Sellers option. The delivery and cancelling date shall be extended by the time it takes for the vessel to proceed to the drydock port and for the time vessel is in the drydock. In case of drydocking vessel, clause 3 is automatically amended to allow Sellers to deliver vessel at the drydocking port, ex drydock, safely afloat.

The class surveyor shall be sole arbitrer as to whether underwater damage, if any, will impose any condition of class and eventual recommendation of drydocking the vessel.

In the event that the divers locate damage or defects which in the opinion of the class surveyor will impose a condition of class to be complied with not earlier than the vessel’s next scheduled drydocking survey, or if the vessel’s class recommends but does not require drydocking before her next scheduled drydocking survey, the Sellers shall pay to the Buyers the estimated direct cost to repair such damage which excludes drydocking fees/charges and general services and any other indirect expenses and offhires, in a way acceptable to class. The cost is to be the average of two reputable yards quotations within the delivery range, and be deducted from the purchase price. Such yards to be proposed one by the Buyers and one by the Sellers.

The Sellers are always to have the option to make repairs to class satisfaction as an alternative to agreeing cash compensation, always before vessel’s delivery.

In the event that drydocking will take place the Buyers have the right to attend the drydock without interference to the Sellers works and Buyers shall have the right to clean and paint the underwater parts and bottom of the vessel. Extra time in drydock for the aforementioned Buyers works, if any, to be for the Buyers account. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the vessel is in drydock or not and irrespective of Clause 5 b).

CLAUSE 18

The Sellers will provide the Buyers with all reasonably, as per normal practice, required documents for the vessels legal transfer of ownership and new registry. Same to be mutually agreed and placed in an Addendum to this Memorandum of Agreement. The Buyers will list their documentary requirements as soon as possible after Memorandum of Agreement has been signed.

CLAUSE 19

Vessel will be delivered (with her class maintained without condition/recommendation, free of average damage affecting the vessel’s class) with her classification certificates and national certificates, as well as all other certificates which will be valid and unextended for a period of at least 3 months, without condition/recommendation, from the time of delivery. The hull and machinery continuous survey cycles to be clean and up to date at time of delivery with no outstandings. Vessel to be delivered as applicable to vessels of this type and age.

CLAUSE 20

The Sellers to guarantee vessel is not blacklisted/boycotted by any Nations and/or organizations.

CLAUSE 21

This sale/negotiation to be kept strictly private and confidential by all parties concerned.

CLAUSE 22

The Sellers hereby agree to discount the Purchase Price as per line 16 by U.S.$740,400.00 (United States Dollars Seven Hundred Forty Thousand and Four Hundred only) as a compensation to Buyers for Buyers accepting delivery of vessel with Hull paint damage as identified by Buyers inspector during the Vessel’s inspection at Dos Bocas Terminal on 26th October, 2005.

CLAUSE 23

The sale negotiations were conducted directly between the Sellers and the Buyers, without the involvement of Brokers. The Sellers hereby agree to discount the Purchase Price, as per line 16, by one (1) per cent that it would have otherwise been paid by Sellers to Buyers Brokers as commission.

For the Sellers		For the Buyers

By:	/s/ Charalambos T. Hajimichael	By:	/s/ Paul Durham
	Charalambos T. Hajimichael Attorney-in-fact		Paul Durham Attorney-in-fact
Date:	12th January, 2006	Date:	12.1.06